Exhibit 99.1

Schedule of Transactions in Shares

Date of Transaction	Reporting Person	Title of Class	Number of Shares Acquired	Price Per Share (1)

5/02/2025	Corvex Management LP	Class A Common Stock	158,347	$63.76
5/05/2025	Corvex Management LP	Class A Common Stock	152,533	$65.37
5/06/2025	Corvex Management LP	Class A Common Stock	123,968	$62.45

(1) The prices in each of the following rows are weighted average prices. These shares were purchased in multiple transactions. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.